Exhibit 14.1
CODE OF ETHICS OF WESTWOOD ONE, INC.
(adopted April 23, 2009)
The purpose of this Code of Ethics (this “Code”)1 of Westwood One, Inc. (“Westwood One” or the “Company”) is to deter wrongdoing and to promote:
(i)	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(ii)	compliance with applicable governmental laws, rules and regulations;

(iii)	the prompt internal reporting of violations of this Code; and

(iv)	accountability for adherence to this Code.
This Code applies to:
(i)	Westwood One’s principal executive officer, principal financial officer, and principal accounting officer or controller, or any person performing similar functions (collectively, the “Senior Financial Officers”), and

(ii)	all other officers and employees of Westwood One and members of Westwood One’s Board of Directors (such persons, together with the Senior Financial Officers, the “Covered Persons”), each of whom are expected to adhere to the principles and procedures set forth in this Code that apply to them.
Failure to comply with this Code, or to report a violation, may result in disciplinary actions, including, without limitation, warnings, suspensions, termination of employment or such other actions as may be appropriate under the circumstances.
This Code shall be the code of ethics adopted by Westwood One for the purposes of Section 406 of the Sarbanes-Oxley Act and the rules and forms applicable to it thereunder.
Compliance With Laws, Rules and Regulations
Covered Persons are required to comply with the laws, rules and regulations that govern the conduct of Westwood One’s business and to report any suspected violations in accordance with the section below entitled “Compliance With the Code.”
If you have any questions regarding proper conduct, you should consult with Westwood One’s General Counsel before taking any action.

1 Although the Company is not listed on a public exchange, this Code is intended to constitute a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and a “code of conduct” within the meaning of the listing standards of the NASDAQ Stock Market.

Conflicts of Interest
A “conflict of interest” occurs when a Covered Person’s personal or private interest improperly interferes with the interests of Westwood One. Personal conflicts of interest are prohibited as a matter of Company policy, unless they have been approved by Westwood One.
Some of the Covered Persons may also be employees, officers and/or investors of Gores Radio Holdings, LLC, The Gores Group, LLC, Glendon Partners, Inc. or their affiliates (collectively, the “Controlling Stockholder”).
Although typically not presenting an opportunity for improper personal benefit, conflicts may arise from, or as a result of, the relationship between Westwood One, the Controlling Stockholder and/or Covered Persons that are officers, employees, managers and/or directors of more than one of such entities (including, without limitation, the relationship between certain members of the Board of Directors of the Company who are employees, officers or investors of the Controlling Stockholder or certain officers of the Company who are investors in affiliates of the Controlling Stockholder). As a result, this Code recognizes that such Covered Persons will, in the normal course of their duties (whether for Westwood One or the Controlling Stockholder), be involved in establishing policies and implementing decisions that will have different effects on Westwood One and the Controlling Stockholder. The participation of the Covered Persons in such activities is inherent in the relationship between Westwood One and the Controlling Stockholder and is consistent with the performance by the Covered Persons of their duties as officers, employees and/or directors of Westwood One. Thus, such activities (including ownership of any interest in the Controlling Stockholder or its affiliates) will be deemed to not constitute a “conflict of interest” for purposes of this Code.
In particular, the Controlling Stockholder may perform certain consulting services for Westwood One. Payments by Westwood One or any of its subsidiaries for such services will be deemed to not constitute a “conflict of interest” for purposes of this Code.
Each Covered Person should engage in and promote honest and ethical conduct, including in their handling of actual or apparent conflicts of interest between personal and professional relationships.
Public Disclosure
It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that Westwood One files with, or submits to, the Securities and Exchange Commission and all other governmental, quasi-governmental and self-regulatory bodies and in all other public communications made by Westwood One. As a Covered Person, you are required to promote compliance with this Code and to abide by Company standards, policies and procedures designed to promote compliance with this Code.

Waivers of Code of Ethics
From time to time, Westwood One may waive certain provisions of this Code. Any Covered Person who believes that a waiver may be called for should discuss the matter with the General Counsel or the Chairman of the Audit Committee. Amendments to and waivers of this Code will be publicly disclosed as required by applicable law and regulations. In particular, waivers for executive officers or directors may be made only by the Board of Directors, and must be promptly disclosed in a Form 8-K within four business days in accordance with the rules and regulations promulgated under the Securities Exchange Act of 1934.
Compliance with Code
If you know of or suspect a violation of applicable laws, rules or regulations or this Code, you must immediately report that information to the General Counsel or any member of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.
Violations of this Code may result in disciplinary action, up to and including discharge. The Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.
No Rights Created
This Code is a statement of certain fundamental principles and policies and procedures that govern the Covered Persons in the conduct of Westwood One’s business. It is not intended to and does not create any rights in any employee, supplier, competitor, stockholder, portfolio company or any other person or entity.
Confidentiality
All reports and records prepared or maintained pursuant to this Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than the General Counsel and the Board of Directors and its counsel and the Controlling Stockholder and its counsel.

CERTIFICATION
I hereby certify that I have received and read the Code of Ethics for Westwood One and that I understand its contents. I agree to comply with the standards, policies and procedures contained in the Code of Ethics and any related policies and procedures. I further certify that, except as noted below, I am otherwise in full compliance with the Code of Ethics and any related policies and procedures.

Printed Name

Signature

Date

Exceptions (continue on additional pages if necessary):